  Exhibit 99.1

NextSource Materials Appoints Sir Mick Davis, Former CEO of Xstrata, Chair of the Board and Successfully Closes Initial Tranche of Strategic Investment by Vision Blue Resources

NEWS RELEASE – TORONTO, March 15, 2021

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Sir Mick Davis, former CEO of Xstrata Plc, has been appointed Chair of the Board effective immediately

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Completed initial private placement of US$6.1M, which forms the first part of the previously announced Total Financing Package of US$29.5M to fully fund the construction of the Company’s Molo graphite mine in Madagascar committed by Vision Blue Resources Limited, a newly created battery commodity/resource-focused investment company founded by Sir Mick Davis

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Proceeds of initial private placement to be used to fast-track completion of two technical studies to confirm the capital and operating costs for the next phase of mine expansion, and to construct a value-added graphite processing plant to produce SPG (spheronized, purified graphite) for lithium-ion batteries in electric vehicles

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce the appointment of Sir Mick Davis, former CEO of Xstrata Plc, as Chair of the Board and the closing of the first tranche of a non-brokered private placement (the “Initial Private Placement”) of common shares of the Company previously announced on February 8, 2021.

The Initial Private Placement is the first part of the previously announced Total Financing Package of US$29.5 million committed by Vision Blue Resources Limited ("Vision Blue"), a newly created battery commodity/resource-focused private investment company founded by Sir Mick Davis. The Total Financing Package includes a US$6.1M equity private placement of common shares; a US$12.4 million equity private placement of units to close following shareholder approval; and US$11.0 million in non-dilutive royalty financing, and will be used to fully fund the construction of the Company’s Molo graphite mine in Madagascar.

Sir Mick Davis

Sir Mick Davis is a highly successful mining executive credited with building Xstrata Plc into one of the world's largest global diversified mining and metals companies prior to its acquisition by Glencore Plc. Before listing Xstrata on the London Stock Exchange as CEO, he was CFO of Billiton Plc and Chairman of Billiton Coal, which he joined after serving as CFO of Eskom, South Africa’s power utility company that provides 60% of the total electricity consumed on the African continent.

During his career in mining, he has raised over US$40 billion from global capital markets and successfully completed over US$120 billion of corporate transactions, including the creation of the Ingwe Coal Corporation in South Africa; the listing of Billiton on the London Stock Exchange; the merger of BHP and Billiton; as well as numerous transactions at Xstrata culminating in the sale to Glencore Plc.

In December 2020, Sir Mick Davis created Vision Blue, a battery commodity/resource-focused investment company focussed on critical battery material resources. Vision Blue's purpose is to assemble a portfolio of strategically significant investments in high-quality, responsibly managed and proven battery material mining assets. NextSource Materials is Vision Blue’s first major investment into their strategic portfolio.

Sir Mick Davis is a Chartered Accountant by profession and holds an honours degree in Commerce from Rhodes University, South Africa and an Honorary Doctorate from Bar Ilan University, Israel.

Sir Mick Davis commented,

“A major structural change in global battery mineral demand is underway, driven by government regulation and a global consensus to urgently reduce greenhouse emissions. The impact on battery mineral demand could dwarf even the commodity impact of China’s industrialization in the last 20 years. Our investment in NextSource underlines my belief that graphite in particular will play a key role in the demand for critical battery material resources.

I am pleased to play an active role in assisting the NextSource management team in unlocking Molo’s potential and supporting its growth to realize value for all investors and stakeholders, and to create a major battery materials producer on a global scale.”

Initial Private Placement

Pursuant to the Initial Private Placement, the Company issued a total of 120,000,000 common shares of the Company, at a price of C$0.065 per common share, to Vision Blue in return for proceeds to the Company of approximately US$6.1 million (C$7.8 million), representing an approximate 16.7% equity ownership in NextSource.

The Company has obtained conditional approval from the Toronto Stock Exchange (the “TSX”) for the listing of all common shares issued pursuant to the Initial Private Placement. The common shares acquired by Vision Blue in connection with the Initial Private Placement will be subject to a 1-year lock-up with a periodic release schedule.

The proceeds of this Initial Private Placement will allow the Company to immediately commence the construction phase of the Molo graphite mine through the ordering of longer lead items for the processing plant and to fast track the completion of two technical studies. The studies will be commissioned in order to confirm the capital and operating costs for the next phase of mine expansion, and to construct a stand-alone, value-added graphite plant to produce spherical and purified graphite (“SPG”) for lithium-ion batteries in electric vehicles (“EVs”).

The Second Private Placement

The second tranche of the Total Financing Package will be completed through an additional private placement (the “Second Private Placement”) of 232,142,857 units of the Company (the “Units”) for additional gross proceeds of US$12.4 million. Each Unit will be issued a price of C$0.07 per Unit (subject to adjustment based on the US exchange rate) and will be comprised of one common share of the Company and one common share purchase warrant (a “Warrant”). Each Warrant will entitle Vision Blue to purchase one additional common share of the Company at a price of C$0.10 per common share for a period of two years following the closing of Second Private Placement. On completion of the Second Private Placement, Vision Blue will own approximately 37.0% of the issued and outstanding common shares of NextSource, or approximately 49.4% on a partially diluted basis, based on the current issued and outstanding common shares.

The Second Private Placement is subject to the approval of a majority of the shareholders of the Company in accordance with the policies of the TSX at a special shareholder meeting (the “Special Meeting”). The officers and directors of the Company have entered into voting agreements pursuant to which each have agreed to vote in favour of the resolution at the Special Meeting.

The Company will schedule the Special Meeting shortly and will issue a further news release announcing the details of the Special Meeting once finalized.

Early Warning Disclosure

Following closing of the Initial Private Placement, Vision Blue has beneficial ownership of, or control and direction over 120,000,000 common shares, representing approximately 16.7% of NextSource’s issued and outstanding common shares. Prior to closing of the Initial Private Placement, Vision Blue did not own, directly or indirectly, or exercise control or direction over any securities of NextSource.

Under the investment agreement between NextSource and Vision Blue, NextSource agreed to appoint Sir Mick Davis, who is also a director of Vision Blue, as a director and Chairman of the Board of NextSource. In addition, for so long as Vision Blue owns no less than 10% of the issued common shares of NextSource, Vision Blue may nominate one other person as a non-executive director of NextSource (or, if Sir Mick Davis is not then entitled to be nominated as director, two other persons).

On closing of the Second Private Placement, Vision Blue will own approximately 37.0% of the issued and outstanding common shares of NextSource, or approximately 49.4% on a partially diluted basis, based on the current issued and outstanding common shares of NextSource. The common shares acquired by Vision Blue will be subject to a 1-year lock-up from the closing of the Initial Private Placement with a periodic release schedule, which lock-up will terminate if the Second Private Placement does not occur for any reason. The Second Private Placement is subject to the approval of a majority of the shareholders of NextSource in accordance with the policies of the TSX at the Special Meeting.

Vision Blue acquired the Common Shares for investment purposes and intends to review its investment in NextSource on a continuing basis. Vision Blue may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction, over securities of NextSource through market transactions, private agreements, treasury issuances or otherwise. Vision Blue’s head office is located at Third Floor, 1 Le Truchot, St Peter Port, Guernsey GY1 1WD.

For more information, or to obtain a copy of the subject early warning report, please contact:

Sir Mick Davis info@vision-blue.com

+44 (0)2073899512

About Vision Blue

Vision Blue was founded in December 2020 by Sir Mick Davis to identify and capture opportunities in battery and technology minerals linked to EVs & Grid Storage growth.

Vision Blue targets companies in established mining jurisdictions, with well-advanced and best-in- class battery material assets that are scalable and can be brought into production rapidly. Vision Blue aims to work with existing management teams to provide critical growth capital, technical support, experience in securing future finance, and ultimately the delivery of an exit strategy. Where possible, Vision Blue utilizes a phased development approach based upon self-financed expansion to achieve large scale revenue and cash flows across the entire battery materials vertical supply chain. For further information about Vision Blue visit their website at www.vision-blue.com.

About NextSource Materials Inc.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is preparing to begin construction of its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a fully permitted and funded project that hold a large high quality flake graphite deposit and is the only project with SuperFlake® graphite.

The Company will utilise an all-modular build approach to constructing the Molo graphite mine. Initial production is expected to be 17,000 tonnes per annum (“tpa”) over the first two years of production followed by mine expansion in Year three. Offtakes are in place for more than 100% of initial production.

Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the parameters of the project, mineral resource and reserve estimates and data verification procedures. Mr. Craig Scherba, P.Geo., President and CEO of NextSource, is the qualified person who reviewed and approved the technical information provided in this press release.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President, Corporate Development at brent@nextsourcematerials.com or email Craig Scherba, President and CEO at craig@nextsourcematerials.com.

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” ("forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward- looking statements. Forward-looking statements in this release include statements regarding the Total Financing Package being sufficient to fully fund the Molo Graphite Project, timing of closing of the various tranches of the Total Financing Package, meeting the conditions to draw down on the Royalty Agreement, shareholder approval in respect of the Second Private Placement, successful and on-budget construction of the Molo Graphite Project and SPG plant, estimated future production from the Molo Graphite Project, completion of the technical studies and expansion of the Molo Graphite Project. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release, including the risk that the conditions to the Second Private Placement are not met, including as a result of the failure to get shareholder approval, that the mineral reserve and resource estimates for the Molo Graphite Project are incorrect, that expected recoveries and costs to produce SPG are incorrect, and that permits and licences to operate the Molo Graphite Project may not be renewed or may be revoked. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.